Exhibit 12.1

Teradyne, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands except ratio data)
Earnings:
(Loss) income from continuing operations before income taxes	$153,046	$(83,386)	$236,031	$79,243	$(386,025)
Fixed charges, as below	$26,819	$23,796	$18,527	$7,289	$8,915

	$179,865	$(59,590)	$254,558	$86,532	$(377,110)

Fixed charges:
Interest Expense	$18,752	$16,229	$11,060	$689	$1,748
Portion of rent expense representative of interest factor	$8,067	$7,567	$7,467	$6,600	$7,167

	$26,819	$23,796	$18,527	$7,289	$8,915

Ratio of earnings to fixed charges	6.71x	—	13.74x	11.87x	—

Deficiency of earnings available to cover fixed charges	$—	$83,386	$—	$—	$386,025

Due to Teradyne’s loss for the year ended December 31, 2008 and December 31, 2005, the ratio coverage was less than 1:1. (Loss) income from continuing operations before income taxes was insufficient to cover fixed charges by $386.0 million and $83.4 million, respectively.